Exhibit (a)(1)(B)

FORM OF EMAIL ANNOUNCEMENT OF OFFER TO EXCHANGE
(From Harold Hughes)

Date: May 24, 2012

To: Eligible Rambus Optionholders

I am pleased to announce that Rambus Inc. is officially launching its stock option exchange program on May 24, 2012.  The offer to exchange eligible options for new options will be conducted on the terms described below and contained in the related offering documents and will remain open until June 22, 2012 at 8:00 p.m., Pacific Time.

An option will be considered eligible to exchange if:

i)	The option was granted with an exercise price per share greater than US$14.50; and

ii)	The option remains outstanding and unexercised on the expiration date of the offer, which we currently expect will be June 22, 2012.

An individual is eligible to participate in the exchange offer (referred to as “the Offer”) if he or she is (a) currently an employee of Rambus (or one of its subsidiaries), (b) located in Germany, India, Japan, Korea, Taiwan or the United States as of the start of the Offer, (c) continues to be an employee of Rambus (or one of its subsidiaries) in an eligible country through the grant date for the new options, which we currently expect to be June 22, 2012, and (d) holds an outstanding eligible option grant(s) throughout the offering period.  Our senior executive officers (senior vice presidents and above) and members of our Board of Directors are not eligible to participate in the Offer.

AVAILABLE INFORMATION

Personalized information regarding your eligible options is available at the Computershare website at www.corp-action.net/RambusIncStockOptionExchange. The Computershare website also contains detailed information regarding the Offer and election forms to participate in the Offer (referred to below as the “Election Forms”). In addition, the Computershare website contains a copy of the official Schedule TO, which is the document filed with the U.S. Securities and Exchange Commission that contains all of the relevant information related to the Offer. We urge you to read the Schedule TO and the related exhibits carefully and to ask questions, if needed, to make a decision whether or not to participate in the Offer.

To access the Computershare website at www.corp-action.net/RambusIncStockOptionExchange, please use the unique PIN that will be emailed to you shortly from Computershare.

All the documents necessary to make your election are available on the Computershare website:

•                  the Offer to Exchange (“Schedule TO”);

•                  an Election Form and related instructions; and

•                  a Withdrawal Form and related instructions.

•                  Frequently Asked Questions (FAQ)

In addition, the following personalized information is also available on the Computershare website:

•                  Your option grants that are eligible for the exchange (i.e., those outstanding stock options with a grant price greater than US$14.50 per share);

•                  The grant date of your eligible options;

•                  Your options outstanding;

•                  The grant  price of your eligible options;

•                  The number of shares subject to your eligible options;

•                  Assumed gain on outstanding options;

•                  Exchange ratio;

•                  New options outstanding if exchanged;

•                  Assumed value of new options

Please read and carefully consider all of this information. If you are not able to access the Computershare website, additional copies of the offering materials, Election Forms and other relevant documents are available from Stock Plan Administration via email at options2012@rambus.com.

For general questions concerning this Offer, please contact the Computershare call center at 1-866-442-3453 or Stock Plan Administration via email at options2012@rambus.com.

NEXT STEPS

If you choose to participate in the Offer, you will need to deliver a completed election via the Computershare website, or Stock Plan Administration via email at options2012@rambus.com or by facsimile at 1-408-462-8114 on or before 8:00 p.m., Pacific Time, on June 22, 2012.

If Computershare or Stock Plan Administration has not received your properly executed election before the Offer expires, you will have rejected this Offer and you will keep your current stock options.

If you change your mind about accepting the terms of the Offer with respect to any or all of your eligible options after you have submitted an Election, you should access the Computershare website, update and submit your new elections.  We must receive your properly executed election by the expiration date, currently expected to be 8:00 p.m., Pacific Time, on June 22, 2012.

Participation in the Offer is completely voluntary.  Participating in the Offer involves risks that are discussed in the Offer to Exchange.  We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer.

KEY DATES TO REMEMBER

May 24, 2012	- The commencement date of the Offer.

May 25th, 10:30 am  - 11:00 am (Pacific Time)

May 29th, 10:30 am  - 11:00 am (Pacific Time)

May 30th, 11:30 am  - 12:00 pm  (India Standard Time)

June 1st, 3:00 pm  - 3:30 pm (India Standard Time)

June 6th, 11:00 am  - 11:30 am (Pacific Time)

-   Informational sessions for eligible employees in the U.S. and International locations to discuss the details of the Offer and the process for participation. More information about the sessions will be posted on Rambus’ internal website, the Computershare website and distributed to our local offices.

June 22, 2012	- The Offer expires at 8:00 p.m., Pacific Time.
(unless the Offer is extended):

- The eligible options that have been tendered for exchange will be cancelled.

- The new options will be granted.

For additional information regarding the Offer, please click on the Frequently Asked Questions (FAQ).